MAP PHARMACEUTICALS, INC.

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

April 30, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Facsimile: (202) 772-9217

Attention:	Jeffrey Riedler, Assistant Director
Jennifer Riegel

Re:	MAP Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-157339

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-157339), as amended by Amendment No. 1 to Form S-3 filed on April 16, 2009 (the “Registration Statement”) of MAP Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on May 4, 2009, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Greg Chin at (650) 463-3078. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Greg Chin, by facsimile to (650) 463-2600.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

April 30, 2009

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Greg Chin at (650) 463-3078 if you have any questions regarding this request.

Very truly yours,

/s/ Timothy S. Nelson
Timothy S. Nelson
President and Chief Executive Officer

cc:	Charlene Friedman, MAP Pharmaceuticals, Inc.
Patrick Pohlen, Latham & Watkins LLP
Greg Chin, Latham & Watkins LLP